Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Gammon Gold Announces Strategic Investment in Corex Gold Corporation

Halifax, July 8, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that it has entered into an agreement with Corex Gold Corporation ("Corex") (TSXV:CGE) to acquire 4,706,000 units of Corex pursuant to a non-brokered private placement. Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of 24 months from the closing date of the transaction. The subscription price for the units is CAD $0.68 per unit for an aggregate purchase price of CAD $3,200,080. Corex will place an additional 1,694,000 units, with other qualified investors, for total proceeds of $4,352,000.

After giving effect to the private placement, Gammon Gold will hold approximately 12% of the issued and outstanding shares (approximately 14% on a fully diluted basis) of Corex. Gammon will have the right to participate in all future financings of Corex to maintain its proportionate shareholding. Gammon will also nominate one member to the Technical Advisory Board of Corex. Closing of the transaction is expected to be on or before July 16, 2010 and is subject to the approval of the TSX Venture Exchange.

The investment in Corex is part of Gammon’s growth strategy of identifying and investing in quality companies and assets located throughout North America.

Corex is a TSX Venture Exchange listed junior gold exploration company focused on advancing the Santana Gold Project in Sonora State, Mexico.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day	Chris Richter
Chief Financial Officer	Director of Investor Relations	VP, Corporate Development
Gammon Gold Inc.	Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614	416-646-3825

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "forecast", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2009 year-end and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model, including our capital program and exploration, internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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